July 23, 2007

Mail Stop 4561

Mr. Steven Bregman
President
Fromex Equity Corp.
320 Manville Road
Pleasantville, NY   10570

Re: Item 4.02 Form 8-K
        Filed July 13, 2007
        File No. 000-52241

Dear Mr. Bregman:

　　　We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

1.　Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of November 30, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusion in the filing that contains your restated financial statements.

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　　　You should response to this comment on or before July 30, 2007.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant